

ArroFi, INC.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended January 31, 2024 and January 31, 2023

Table of Contents





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ArroFi, Inc. Management

We have reviewed the accompanying financial statements of ArroFi, Inc. (the Company) which comprise the statement of financial position as of January 31, 2024 and January 31, 2023, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 2, 2024

ARROFI, INC.
STATEMENT OF FINANCIAL POSITION

	As of January 31	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & cash equivalents	3,082,961	4,782,434
Other Current Assets	972,610	27,357
Total Current Assets	4,055,571	4,809,791
Non-Current Assets:		
Fixed Assets - net	8,246	7,401
Total Non-Current Assets	8,246	7,401
TOTAL ASSETS	4,063,817	4,817,192
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	43,748	-
Credit Card Payable	48,564	8,481
Other Current Liabilities	281,540	42,543
Note Payable- Current	941,968	-
Total Current Liabilities	1,315,820	51,023
Non-Current Liabilities:		
Note Payable	1,069,311	-
Warrant Liability	269,921	-
Total Non-Current Liabilities	1,339,232	-
TOTAL LIABILITIES	2,655,052	51,023
EQUITY		
Common Stock	1,000	1,000
Preferred Stock	987	987
Additional Paid in Capital	7,169,506	7,169,506
Additional Paid in Capital- Stock Options	282,837	282,837
Retained Earnings (Accumulated Deficit)	(6,045,565)	(2,688,162)
TOTAL EQUITY	1,408,765	4,766,169
TOTAL LIABILITIES AND EQUITY	4,063,817	4,817,192

See Accompanying Notes to these Unaudited Financial Statements

ARROFI, INC.
STATEMENT OF OPERATIONS

	Year Ended January 31,	
	2024	**2023**
Revenues		
Sales	80,793	-
Cost of Goods Sold	324,251	-
Gross Profit	(243,458)	-
Operating Expenses		
Payroll	1,804,155	1,379,194
General and Administrative	1,267,283	731,357
Advertising & Marketing	62,508	74,986
Depreciation Expense	1,907	526
Total Operating Expenses	**3,135,853**	**2,186,063**
Total Loss from Operations	**(3,379,311)**	**(2,186,063)**
Other Income (Expense)		
Other Income	227,636	46,006
Interest Expense	(205,729)	-
Total Other Income (Expense)	**21,907**	**46,006**
Earnings Before Income Taxes, Depreciation, and Amortization	**23,814**	**46,533**
Net Income (Loss)	**(3,357,404)**	**(2,140,057)**

See Accompanying Notes to these Unaudited Financial Statements

ARROFI, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Preferred Stock | | | | | | Retained | Total |
| | | | Series Seed-1 | | Series Seed-2 | | | APIC- Stock | earnings | Shareholders' |
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	# Amount	APIC	Options	(Deficit)	Equity
Beginning balance at 2/1/22	10,000,000	1,000	5,740,429	574			3,401,858	282,837	(548,105)	3,138,163
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	3,767,648	-	-	3,767,648
Additional Paid in Capital- Stock Options	-	-	-	-	-	-	-	-	-	-
Series Seed-1 Preferred Stock	-	-	-	-	-	-	-	-	-	-
Series Seed-2 Preferred Stock	-	-	-	-	4,133,706	413	-	-		413
Net income (loss)	-	-	-	-	-	-	-	-	(2,140,057)	(2,140,057)
Ending balance at 1/31/23	10,000,000	1,000	5,740,429	574	4,133,706	413	7,169,506	282,837	(2,688,162)	4,766,168
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-
Additional Paid in Capital- Stock Options	-	-	-	-	-	-	-	-	-	-
Series Seed-1 Preferred Stock	-	-	-	-	-	-	-	-	-	-
Series Seed-2 Preferred Stock	-	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-	(3,357,404)	(3,357,404)
Ending balance at 1/31/24	10,000,000	1,000	5,740,429	574	4,133,706	413	7,169,506	282,837	(6,045,566)	1,408,765

See Accompanying Notes to these Unaudited Financial Statements

ARROFI, INC.
STATEMENT OF CASH FLOWS

	Year Ended January 31	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(3,357,404)	(2,140,057)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,907	526
Other Current Assets	(945,253)	(21,837)
Accounts Payable	43,748	-
Credit Card Payable	40,083	7,279
Other Current Liabilities	238,997	32,543
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(620,518)	18,510
Net Cash provided by (used in) Operating Activities	(3,977,922)	(2,121,547)
INVESTING ACTIVITIES	-	-
Fixed Assets - net	(2,751)	(7,927)
Net Cash provided by (used in) Investing Activities	(2,751)	(7,927)
FINANCING ACTIVITIES		
Note Payable	2,011,280	-
Warrant Liability	269,921	-
Preferred Stock	-	413
Additional Paid In Capital	-	3,767,648
Net Cash provided by (used in) Financing Activities	2,281,200	3,768,062
Cash at the beginning of period	4,782,433	3,143,846
Net Cash increase (decrease) for period	(1,699,473)	1,638,587
Cash at end of period	3,082,961	4,782,433

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ArroFi, Inc ("the Company") was formed in Delaware on May 5, 2021, as Tabpay, Inc. The Company changed its name to ArroFi, Inc. on April 5, 2022. The Company's core product is a credit card and financial literacy app. Members unlock higher credit lines as they complete activities focused on financial literacy and actions that demonstrate positive financial behaviors like making payments, reaching savings goals, budgeting and more. The Company can individualize credit journeys to manage and shape risk, creating better borrowers, and productizing this unique data set to curate offers to members for other financial services (auto, insurance, personal, etc).

The Company's headquarters is in Los Angeles, California. The Company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. Management has thoroughly assessed and mitigated key risks related to capital, technology, licensing, and regulation to support Arro's going concern. The company is well-capitalized following a significant fundraise, ensuring sufficient liquidity for operations and growth. Arro's proprietary technology stack provides maximum oversight, optimizing efficiency and cost management. Strong partnerships, including with CFSB, and ongoing discussions with alternative banks reduce licensing and partnership risks. Additionally, Arro ensures regulatory compliance through engagement with a dedicated compliance team, and the guidance of a government advisor on its board, safeguarding the company against evolving regulatory challenges.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on January 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 31, 2024 and January 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,082,961 and $4,782,434 in cash and cash equivalents as of January 31, 2024 and January 31, 2023, respectively.

<u>Other Assets</u>

Other assets consist primarily of accrued revenues and money lent to cardholders. Accrued revenues represent amounts earned but not yet received, which are stated at their estimated collectible amounts. Money lent to cardholders represents outstanding balances on unsecured credit cards issued by the Company. These balances arise under normal lending terms and are recorded at the outstanding principal amount, adjusted for accrued interest and fees, where applicable.

Payments on cardholder balances are applied first to any accrued fees and interest, and then to the principal balance. Delinquent accounts are charged off after 180 days of nonpayment or earlier if deemed uncollectible. The Company continuously monitors the performance of cardholder balances and accrues revenues to ensure the recognition of only collectible amounts.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for January 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	10,678	7,927
Less Accumulated Depreciation		(2,433)	(526)
Totals		8,246	7,401

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from four primary streams: Credit Card Fees, Credit Card Interest, Credit Card Interchange, and In-App Affiliate Offers. Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers, as the Company satisfies its performance obligations. Details for each revenue stream are as follows:

Credit Card Fees:

Annual Fees: Revenue from annual fees is recognized in the month the fee is charged to the cardholder. If a cardholder closes their account during the annual membership period, the fee is non-refundable. The fee is included in the required minimum payment, which must be paid by the due date, which may cross into the following month.

Late Fees: Revenue from late fees is recognized as they are assessed and payable by the cardholder. Late fees are charged when a payment is more than five days late and are added to the cardholder's outstanding balance.

Credit Card Interest

Interest revenue is generated on unpaid balances held by cardholders and is accrued as it is earned. Interest is added to the cardholder's outstanding credit balance, and payment is received as part of the cardholder's subsequent payments.

Credit Card Interchange

Revenue from interchange fees is recognized upon the completion of each card transaction processed through payment networks. Interchange fees are earned from merchants and payment networks at the time of transaction and are collected immediately.

In-App Affiliate Offers
Revenue from in-app affiliate offers is recognized in the month a customer completes a qualifying conversion. The Company invoices the affiliate and accrues the payment as earned revenue. Payments from affiliates are typically received within 30 days of invoicing.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred. Further, payments due to affiliate partners are accrued in the month in which the costs are incurred.

General and Administrative

General and administrative expenses consist of professional expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, bad debt charge offs and other miscellaneous expenses.

<u>Equity-Based Compensation</u>

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. The Company's most recent 409A valuation, November 2023, indicates a fair market value of $.16 per share.

As of January 31, 2024, the Company had 1,767,731 Options/RSUs issued and outstanding.

<u>Stock Warrants</u>

The Company accounts for stock warrants as derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The warrants have variability in the number of shares issuable upon exercise and provisions allowing for adjustments tied to future financing events and market conditions. As such, the warrants are accounted for as liabilities measured at fair value, with subsequent changes in fair value recognized in earnings. As of January 31, 2024, there were no material changes in the fair value of the warrants and no adjustments were recognized.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has credit card, accounts payable and other liabilities which consist of payroll and other accrued expenses.

On April 10, 2023, the Company entered into a loan agreement with WTI Fund X, Inc., borrowing a principal amount of $2.5 million. The loan bears a fixed interest rate of 11.25% per annum, with monthly payments of $96,197, and matures on April 1, 2026. As of January 31, 2024, the outstanding loan balance was $2,281,200.

As part of the loan agreement, the Company issued a warrant to the lender. The warrant entitles the holder to purchase an applicable number of shares of Series Seed-2 Preferred Stock or subsequent round stock, determined by dividing the coverage amount by the stock purchase price. The coverage amount is calculated as $135,000 plus an additional $135,000 proportionate to the loan drawn relative to the total $2.5 million commitment. Based on this calculation, the applicable number of shares issuable under the warrant was 292,470.

The exercise price is $0.9229 per share or the lowest price of Series Seed-2 Preferred Stock sold by the Company, subject to adjustment for stock splits, dividends, or other recapitalization events. The warrant includes anti-dilution protections and a cashless exercise option, with an expiration date of April 10, 2038.

NOTE 6 – EQUITY

Common Stock

The Company has authorized 25,322,748 common shares with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of January 31, 2024 and January 31, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividend: The holders of common stock are entitled to receive dividends when and if declared by the Board.

Preferred Stock

The Company authorized 10,367,146 preferred shares at a par value of $.0001 per share. 5,740,429 preferred shares are designated as Series Seed-1 Preferred Stock and 4,626,717 are designated as as Series Seed-2 Preferred Stock.

9,874,135 (5,470,429 Series Seed-1 and 4,133,706 Series Seed-2) shares were issued and outstanding as of January 31, 2024, and January 31, 2023.

Voting: Holders of preferred stock shall have the right to cast votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors at the rate of 6% of the applicable Original Issue Price for each share of preferred stock, and in preference to any other dividend other than dividends on shares of common stock payable in shares of common stock. The Original Issue Price shall mean, as to the Series Seed-1 Preferred Stock, $.6010 per share, and as to the Series Seed-2 Preferred Stock, $.9229 per share.

Liquidation: In the event of a liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to receive the greater of (i) the liquidation preference amount specified in the Certificate of Incorporation or (ii) a pro rata distribution of the remaining assets of the Company, after payment of liabilities and obligations, before any distribution is made to holders of common stock.

Redemption: Preferred stock may be subject to redemption at the option of the Company or the holder, under terms and conditions outlined in the Certificate of Incorporation. Redemption may include fixed dates or be contingent upon specific events, such as a merger or acquisition.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 2, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.